BY EDGAR

January 28, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Amy Reischauer

Re:	Marina Biotech, Inc.

Post-Effective Amendment No. 1

to Form S-3 on Form S-1

Filed December 19, 2012

File No. 333-148771

Dear Mr. Riedler:

On behalf of our client, Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated January 3, 2013 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Post-Effective Amendment No. 1 to Form S-3 on Form S-1 that the Company filed with the Commission on December 19, 2012 (File No. 333-148771) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment

1.	Please update your disclosure to reflect the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2012. For additional information, please refer to Compliance & Disclosure Interpretation 117.05 of the Regulation S-K C&DIs.

Response

As requested, the Company has amended the Registration Statement to disclose the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2012.

Comment

2.	We note your pending confidential treatment request and advise you that we will not be in a position to declare your post-effective amendment on Form S-1 (File No. 333-148771) effective until all comments on your confidential treatment request have been resolved. We will deliver any comments to your confidential treatment request under separate cover.

Response

As per the Order Granting Confidential Treatment Under the Securities Exchange Act of 1934, dated January 15, 2013, the Commission has granted the confidential treatment request that the Company submitted in connection with the filing of a Current Report on Form 8-K/A on November 14, 2012. The Company has no other confidential treatment requests pending before the Commission at this time.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli
Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.

Philip C. Ranker, Marina Biotech, Inc.

Lawrence Remmel, Pryor Cashman LLP